UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at October 8, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: October 8, 2008

Print the name and title of the signing officer under his signature.

  Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON PROVIDES G-9 PROJECT UPDATE
Mine and Mill operational
3,000 tonnes of saleable concentrate objective achieved

October 8, 2008, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) is pleased to provide the following update of activities at the Company's G-9 polymetallic development project at the Campo Morado (zinc, copper, lead silver, gold) property in Guerrero State, Mexico. The mine and mill are now operational and the corporate objective of having 3,000 tonnes of saleable concentrate produced by October 1 has been met. In addition, there have been several significant developments since the Company's last release on August 21, 2008.

Project Development and Project Capital Costs
Underground mining has been underway throughout September with a total of approximately 33,000 tonnes being mined to date. The current focus of mining is the West Extension zone and the higher grade areas of the North zone. Access development and stope development are on going concurrently with production. There are four active stopes/faces in mineralization in the North and West Extension zones: three faces on the 938 level in the North zone and one face at the 957 level in the West Extension zone. Approximately 33,000 tonnes of mineralized material assaying between 6% and 12% zinc (as estimated from the block model and selected grab samples) have been delivered to the plant. Mining for the next few months will continue to concentrate in the North and West Extension zones until the Southeast ramp reaches the high grade of the Southeast zone. The Southeast ramp is still expected to reach the Southeast zone by December 15, after which stope development and production in that zone will begin.

The Mill is now mechanically and electrically complete. Commissioning has been underway throughout September in conjunction with a major operational effort to achieve 3,000 tonnes of saleable concentrate production by October 1. This has been achieved and mill performance, while still officially in the "commissioning" stage is improving day to day as our operational staff start the process of improving and optimizing mill throughput performance. Highlights to date include operating the mill at an average throughput rate of 1,535 tonnes per day for nine consecutive days and producing zinc concentrate at an average grade of 50.4% Zn. The mill has also met its target of producing separate zinc, copper and lead concentrates by October 1 (see News Release dated August 21, 2008) and is now on-stream to commence the ramp-up in production previously announced. Selective shutdowns will occur over the next 60 days as final commissioning and debugging of the mill occur. The water retention dam, tailings storage facility and water diversion ditch are fully operational.

Heavy seasonal rains, while inconvenient, have not caused any material delays in the completion of construction or the commencement of production activities at the mine or the mill. The rainy season usually lasts into November, so this will be an on-going area of focus in the short term, to ensure the continued operation of the mine and mill.

In the other non-essential construction areas such as the mine administration building, the truck shop and the mine dry, construction is projected to carry over until the end of October or early November and is not expected to interfere with the production of concentrates in the meantime. Trucking of concentrates to the port of Manzanillo is expected to commence shortly and off-take shipments, as previously announced, are expected to start in the later part of October, with full production targeted for early 2009.

No changes have been made to the previously announced project capital cost to completion of $139 million, 12% above the estimate in the December 2007 Preliminary Assessment, although some increase is expected due to the delay in completing the administration building, truck shop and mine dry. Project cost reconciliation activities are underway to account for all costs attributable to the construction of the mine and mill and to ensure the appropriate separation between project costs and operational and corporate costs. Contractor contracts are being managed to closure with increased scrutiny of all outstanding cost items. Areas of risk continue to be in the amount of work outstanding versus billed and the accuracy of contractor estimates to complete certain contracts. All key equipment is now on site, consequently no significant increases in equipment costs are expected. Construction activities will continue through to November but the work and number of contractors involved will rapidly diminish to that time.

Mining Planning
As previously announced (News Release dated August 21, 2008) JDS Energy & Mining Inc. ("JDS") completed an initial review of the Company's mine planning options and prepared a 17 month plan that mines approximately 700,000 tonnes of mineralized material at estimated average grades of 13% zinc, 1.5% copper, 1.2% lead, 150 grams per tonne of silver and 2.2 grams per tonne of gold. The plan includes initial monthly production rates of 20,000 tonnes per month, increasing to 45,000 tonnes per month by January 2009, which is equivalent to the planned production rate of 1,500 tonnes per day. A second revision to the plan is well underway with several areas of optimization being evaluated. The new plan will consist of a combination of lower cost mining methods (primarily open stoping) and the mining of high grade areas of the G-9 deposit. The mine plan is being designed specifically to maximize cash flow over an 18 month period, commencing November 1, 2008. Given the recent uncertainty over metal prices, the Company is putting the most economically robust plan together for the next 18 months.

At the same time, as previously announced (News Release dated August 21, 2008), Farallon has retained JDS to assess the Company's options to expand production to the 2,000 - 2,200 tonnes per day rate by July 1, 2009. Given the initial success of operating the mill at 1,500 tonnes per day and the use of higher productivity mining methods underground, the Company will be focusing on evaluating this objective sooner than the current July 1, 2009 target date. The results of this year's exploration program are being incorporated into the Company's longer term mine plans going forward and, should the potential to increase production be possible, our enhanced resource base will provide the platform to do so.

Other Corporate Activities
Rick Irvine has recently been appointed the new General Manager of the G-9 mine. Rick is a mining engineer with over 18 years of industry experience in Canada, Bolivia, Argentina, Chile, Honduras and Nicaragua. Rick was most recently VP & General Manager for Coeur d’Alene Mines during the construction and start-up of their San Bartolomé Mine in Bolivia. He was also previously Operations Manager at Pan American Silver's Manantial Espejo Mine in Argentina during its construction. Rick holds a Bachelor degree in Geology from the University of New Brunswick and a Bachelor degree in Mine Engineering from Queen's University.

As a result, Jorge Villasenor will resume his full time responsibilities as General Manager, Mexico and Dan Kilby will resume his full time responsibilities as General Manger of Exploration. Exploration activities continue to be focused underground and will remain so for the foreseeable future. Two underground drills are now on site and in operation. The immediate focus is to delineate and enhance the resource base of the Company from underground drill sites on closely spaced drill patterns, to both upgrade the resource category and to provide sufficient definition for mine planning going forward. It is the Company's intention to target 18 months of measured resources in advance of mining at all times. For the time being, surface exploration has been suspended but is currently expected to resume in late November or early December.

Dick Whittington said: "The Company is on the threshold of making the transition from an exploration company to an operating company. We have built a 100% owned Greenfield mine and have done it ourselves. Numerous outside consultants and engineers have assisted us in this journey and it has been an exciting two years since we first started to build the mine in earnest. These are tumultuous times and we are bringing the mine into production at a very opportune time as cash and cash flow are the new market barometers. Farallon still has a lot of work to do before we make the transition but it is imminent and with that, and our excellent exploration potential, we have the opportunity to create significant shareholder value - outside influences notwithstanding. I am particularly pleased with the appointment of Rick Irvine to the senior management team and now believe we have the team to take us to the next level. We have a first class asset underground and have built a first class asset above ground. We now intend to maximize the value of these assets to provide the springboard to further growth for the Company."

Mike Makarenko, P.Eng., of JDS Energy & Mining Inc., a qualified person who produced the 17 month mine plan and Peter Smith, P.Eng., of Axxent Engineering, a qualified person who is responsible for monitoring the capital expenditures on the G-9 Project, have reviewed and approved the contents of this news release. Daniel Kilby, P.Eng., Farallon's General Manager and in-house qualified person, has reviewed and approved the information on drilling and underground programs in this news release.

Note: No mineral reserves have yet been defined for the G-9 deposit. Readers are referred to the Company's March 17, 2008 News Release for details of the measured, indicated and inferred mineral resources applicable to G-9.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.